UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51480

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Marco Polo Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1230 Avenue of the Americas, 16th floor
(No. and Street)

New York City	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexander Mack	917-923-1478	amack@mpsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

3111 N University Drive, Suite 621	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Carlson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Marco Polo Securities Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAURA-ANN SCIAME
Notary Public, State of New York
No. 01SC6062161
Qualified in Westchester County
Commission Expires July 30, 2025

Signature: [signature]

Title: CEO

[signature] Laura-Ann Sciame
Notary Public 3/27/2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Marco Polo Securities Inc.

Statement of Financial Condition

DECEMBER 31, 2024

Marco Polo Securities Inc.

CONTENTS



ASSURANCE DIMENSIONS
An AbitOs Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of **Marco Polo Securities, Inc:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Marco Polo Securities, Inc** as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of **Marco Polo Securities, Inc** as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements is the responsibility of **Marco Polo Securities, Inc's** management. Our responsibility is to express an opinion on **Marco Polo Securities, Inc's** financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Marco Polo Securities, Inc** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **Marco Polo Securities, Inc's** auditor since 2023.

Assurance Dimensions
Coral Springs, Florida
April 15, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Marco Polo Securities Inc.

STATEMENT OF FINANCIAL CONDITION

	As of December 31, 2024

ASSETS

Cash	$	360,299
Fees receivable (net of allowance for credit losses of $43,856)		330,983
Prepaid expenses and other assets		28,069
Securities held, at fair value		1,946,428
Total assets	$	2,665,779

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	202,846
Total liabilities	$	202,846

Commitments and contingencies (Note 6)

Stockholder's equity

Common stock - no par value; 200 shares authorized;

200 shares issued and outstanding		80,704
Additional paid-in capital		544,227
Retained earnings		1,838,002
Total stockholder's equity		2,462,933
Total liabilities and stockholder's equity	$	2,665,779

See accompanying notes to financial statements.

NOTE 1 – DESCRIPTION OF ORGANIZATION AND NATURE OF BUSINESS ACTIVITY

Organization

Marco Polo Securities Inc. (the "Company") is a wholly owned subsidiary of MPX LLC (the "Parent"), which in turn is a wholly owned subsidiary of Magellan Global Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Securities Investor Protection Corporation ("SIPC"), and a member of the National Futures Association ("NFA") as an introducing broker.

The Company does not carry accounts for customers, or perform custodial functions related to securities. The Company's primary business is offering investment banking and advisory services and providing private placement services. Accordingly, the Company claims exemption from SEC Rule 15c3-3 under exemptive provision (k)(2)(i) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to SEC Rule 17a-5. The Company is also engaged in providing "Chaperoning" services under SEC Rule 15a-6 to foreign brokers, soliciting and effecting transactions with US investors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2024, the Company had cash balances in excess of insured limits totaling about $57,819 at one financial institution. Management monitors the financial condition of the financial institutions and does not anticipate losses from these counterparties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

In May 2014, FASB issued guidance ASC Topic 606, Revenue from Contracts with Customers, which provides a five-step model to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in US GAAP. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive.

The Company determines revenue recognition by applying the 5-step model:
1. Identify the contract with a customer;
2. Identify the performance obligations in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligations; and
5. Recognize revenue as the performance obligations are satisfied.

Chaperoning fees and Commissions on securities trading

- Contracts, performance obligations, and the transaction price formula are evidenced by the Servicing agreement. Performance obligations are matched to the transaction price in the Servicing Agreement.
- Revenue recognition for period-based monitoring fees are recognized in the period the services were provided.
- Revenue recognition for period-based trading fees are recognized in the month that the trading took place, on a trade-date basis.
- Revenue recognition for specific transactions are recognized in the month that the transaction closed.
- Revenue recognition for setup and onboarding work is recognized when the client has completed the onboarding process.

Placement fees and investment banking

- Contracts, performance obligations, and the transaction price formula are evidenced by the engagement letter. Calculation of a transaction price may depend on defined values found in other documents, such as a closing document or NAV report. Allocation of transaction price to performance is normally spelled out in the engagement letter.
- Revenue recognition for a one-off event occurs on the day that the documents are fully signed to formalize the event.
- Revenue recognition for a monthly recurring financing activity occurs at the end of the measurement month.
- Revenue recognition for recurring services rendered is recognized ratably over the likely life of the contract.
- Revenue recognition for specific services is recognized only on full performance of the service, as well as acceptance of any deliverable by the client if the acceptance is required by contract.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Unrealized gain on securities held for investment

- Gain or loss in securities that are traded on public markets are recorded based on the change in value between the previous value and the closing price as reported from the relevant exchange.

Administrative fees

- Contract, performance obligations, and transaction price are evidenced by the Sponsorship agreement.
- Revenue recognition for setup and onboarding work is recognized when the client has completed the onboarding process.
- Revenue recognition for monthly supervision are recognized in the month the services were provided.
- Revenue recognition for passthrough expenses are passed through without markup in the month the expenses are recognized.

Credit losses:

On January 1, 2024, the Company adopted ASU 2016-13 *Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments* (ASC Topic 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. During 2024, the Company improved its collection processes and its evaluation of uncollectible accounts, reducing its allowance for credit losses.

The Company evaluates each account with a receivable balance over 90 days. The evaluation includes standard criteria such as the age of the receivable, the client's history with the firm and any communications from the client. The evaluation also includes circumstances unique to the client or a particular transaction. The Company will then mark some, all, or none of the client receivable as doubtful of collection.

Allowance as of December 31, 2023	$104,925
Collection of 2023 doubtful accounts	(60,125)
2024 receivables doubtful of collection	38,856
Writeoff of 2023 uncollectible accounts	(39,800)
Allowance as of December 31, 2024	**$43,856**

Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for Individual income taxes on his respective share of the Company's taxable income. With regard to the New York City General Corporate Tax, the Company files a consolidated tax return with its parent, and all taxes are paid by the parent company.

Management has evaluated the effect of the guidance provided by U.S. GAAP on accounting for uncertainty in income taxes in accordance with the provisions of ASC Topic 740, Accounting for Income Taxes and determined that the Company had no uncertain tax positions that could have a significant effect on the financial statements at December 31, 2024. With few exceptions, the Company is no longer subject to tax examinations by taxing authorities for years before 2021.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2024, there were no cash equivalents.

Fair Value Measurements

FASB ASC 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

- Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As of December 31, 2024, the Company's level II investment is 892,857 shares of RDZN, Roadzen Inc. common stock, valued at $2.18/share for a total of $1,946,428. RDZN is observable as it is publicly traded and the Firm used the closing NASDAQ price on December

31, 2024 to value the shares. The Company's stock is restricted so the asset used for the quoted price is not identical to our asset. The Company had no level 1 or level 3 investments on December 31, 2024.

NOTE 3 – INVESTMENT BANKING REVENUE

In September 2023, the Company concluded an investment banking arrangement with Vahanna Tech Edge Acquisition I Corp for which it was entitled to investment banking compensation. While the services were fully provided, the Company did not recognize this revenue as it was not probable that the Company would collect, and it was not probable that the Company would collect the fees agreed upon in the contract. In 2024 the Company negotiated a revised compensation structure, recognized the revenue once the compensation was known and collection was probable, and received all compensation relating to this transaction.

The company received 892,857 shares of common stock in Roadzen Inc. (NASDAQ:RDZN), and recognized revenue of $866,071, which was the value of the stock at the end of the day the share count was determined. The Company did not pay a commission to any of its representatives for this transaction.

NOTE 4 – SECURITIES HELD

The Company holds 892,857 shares of stock in Roadzen Inc. (NASDAQ:RDZN), a publicly traded entity, valued at market price. As of December 31, 2024 the shares are valued at $1,946,428 and the stock was restricted awaiting a registration statement, though it is in all other respects identical to common traded Roadzen stock. This restriction was lifted in February 2025. The Company recognized an unrealized gain of $1,080,357 as of December 31, 2024.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company incurred costs consisting of reimbursable expenses with its parent company and affiliates. Amounts charged to affiliates as of December 31, 2024 and for the year then ended total $383,313 for expense reimbursements, included in the "Compensation and benefits" and "Technology systems" expenses in the Statement of Operations. As of December 31, 2024 the Company owed $4,463 to its parent and affiliates, which is included in "Accounts payable and accrued expenses" in the Statement of Financial Condition.

Compensation and benefits	$331,813
Communication and systems	51,500
Total related party transactions	$383,313

NOTE 6 – COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.

However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 – MAJOR CUSTOMERS

For the year ending December 31, 2024, the top three customers accounted for 59% of gross revenues. At December 31, 2024 the top three customers accounted for 55% of the Company's accounts receivable.

NOTE 8 – LEASES

The Company rents a workspace in a shared facility on a month-to-month basis. The office leases required a deposit with the landlord in the amount of $7,761. This amount is reflected in "Other assets" in the accompanying statement of financial condition. Rent expense, recorded on a straight-line basis was approximately $47,222 in 2024. In accordance with ASC 842, leases with a term of 12 months or less that do not contain a purchase option reasonably certain of exercise are considered short-term leases and are excluded from recognition on the balance sheet. The Company has elected to apply this short-term lease exemption to these leases.

NOTE 9 – GUARANTEES

The Company has not issued any guarantees during the year ended December 31, 2024.

NOTE 10- RULE 15C3-3 EXEMPTION

The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to SEC Rule 17a-5. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the National Futures Association.

At December 31, 2024, the Company has regulatory net capital of $315,985, which exceeds the Company's minimum regulatory net capital requirement of $250,000 (which is net capital requirement of the SEC Rule 15c3-1) by $65,985. The Company's percentage of aggregate indebtedness to net capital is 64% as of December 31, 2024.

NOTE 12– SEGMENT REPORTING

The Company adopted ASC 280 "Segment Reporting" in respect of its operating segments. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of 15a-6 chaperoning services, investment banking and securities placement activities. The Company has identified its CEO as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to

manage the Company. Additionally, the CODM uses excess net capital (see Note 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest or distribute profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies. The Company derived 34% of its total revenues from a single external customer in 2024.

NOTE 13 - SUBSEQUENT EVENTS

In December 2024, the Company filed an application to withdraw from NFA membership. The withdrawal was completed in February 2025.

Management has evaluated subsequent events through April 15,2025, which is the date the financial statements were available to be issued. There were no other subsequent events that require adjustment or disclosure in the financial statements.